SCHEDULE 13G

Amendment No. 1
Northeast Utilities System
Common Stock
Cusip # 664397106


Cusip # 664397106
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	206,350
Item 6:	None
Item 7:	2,318,850
Item 8:	None
Item 9:	2,318,850
Item 11:	1.81%
Item 12:	HC




Cusip # 664397106
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	2,318,850
Item 8:	None
Item 9:	2,318,850
Item 11:	1.81%
Item 12:	IN



Cusip # 664397106
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	2,318,850
Item 8:	None
Item 9:	2,318,850
Item 11:	1.81%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

PREAMBLE

	Based upon the information presently available to the undersigned, as of the date hereof and as of December 31, 1996 (the date as of which the undersigned reported its ownership in its original report on Schedule 13G filed with the Securities and Exchange Commission on February 14, 1997 (the "Original 13G")), the undersigned was the beneficial owner of approximately 1.81% of the number of shares of the common stock of the issuer (the "Common Stock") outstanding. Accordingly, notwithstanding the filing of the Original 13G, the undersigned is not, and was not on December 31, 1996, a Reporting Person required to file reports on Schedule 13G. The undersigned will not in the future file reports on Schedule 13G relating to the Common Stock unless and until the undersigned otherwise becomes a Reporting Person.

Item 1(a).	Name of Issuer:

		Northeast Utilities System

Item 1(b).	Name of Issuer's Principal Executive Offices:

		174 Brush Hill Avenue
		West Springfield, MA  01090

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		664397106

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

		The Funds and Accounts do not, and did not as of December 31,
1996, own more than 5% 			of the Common Stock.  Accordingly, the
information required by this Item 4 is not required to 		be
disclosed.  Any information provided in the Original 13G under this item is
hereby 			withdrawn


Item 5.	Ownership of Five Percent or Less of a Class.

		The Funds and Accounts do not, and did not as of December 31, 1996, own more than 5% of the Common Stock. Accordingly, the information required by this Item 5 is not required to be disclosed. Any information provided in the Original 13G under this item is hereby withdrawn.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

		Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	Inasmuch as the reporting persons are not the beneficial owners of more than 5% of the Common Stock outstanding, the reporting persons have no reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp.'s beneficial ownership of the common stock of Northeast Utilities System at December 31, 1996 is true, complete and correct.


	March 7, 1997
Date



	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,986,700 shares or 1.55% of the common stock outstanding of Northeast Utilities System ("the Company") as a result of acting as investment adviser to various investment companies registered under
Section 8 of the Investment Company Act of 1940.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 1,986,700 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 332,150 shares or 0.26% of the common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power over 332,150 shares and sole power to vote or to direct the voting of 206,350 shares, and no power to vote or to direct the voting of 125,800 Shares of common stock owned by the institutional account(s) as reported above.

	Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail P. Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail
P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholder's voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholder's voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on March 7, 1997, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Northeast Utilities System at December 31, 1996.
	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
	Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91

	Abigail P. Johnson


	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
1/5/96
On File with Schedule 13G for
Acclaim Entertainment Inc.
1/10/96
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel